Prospectus Supplement No. 4 to Prospectus dated July 7, 2006	Filed pursuant to Rule 424(b)(3) File No. 333-133182
HEALTH BENEFITS DIRECT CORPORATION
     This document supplements the prospectus, dated July 7, 2005, relating to offers and resales of up to 33,550,000 shares of our common stock, including 8,650,000 shares issuable upon the exercise of warrants. This prospectus supplement is incorporated by reference into the prospectus. The prospectus was filed as part of our Registration Statement on Form SB-2, as amended (File No. 333-133182). This prospectus supplement is not complete without, and may not be delivered or utilized except in connection with, the prospectus, including any amendments or supplements thereto.
Amendment No. 1 to Option — Daniel Brauser
     On February 15, 2007, we and Daniel Brauser, our Senior Vice President, entered into Amendment No. 1 to Mr. Brauser’s Option dated November 10, 2005. The amendment was approved by our board of directors on February 15, 2007. Under the original option, Mr. Brauser has the right to purchase, at an exercise price of $2.50 per share, 500,000 fully-paid and non-assessable shares of our common stock, par value $0.001 per share.
     Under the terms of the original option, the vesting schedule of the shares underlying the original option was as follows: (a) 25% of the shares on or after the first anniversary of the original option’s grant date; (b) 10,416 option shares on or after the last day of each month thereafter; and (c) 10,440 option shares on or after November 30, 2009. As of February 15, 2007, the original option was vested with respect to 145,832 option shares and remained unvested with respect to the remaining 354,168 option shares. The amendment, among other things, accelerates the vesting schedule of the unvested option shares as follows: (v) 25% of the option shares subject to the option on the first anniversary of the original option’s date of grant; (w) an additional 10,416 option shares on December 31, 2006; (x) an additional 10,416 option shares on January 31, 2007; (y) an additional 19,966 option shares on February 15, 2007; and (z) an additional 30,382 option shares on the last day of each month thereafter beginning on February 28, 2007 through December 31, 2007.
     The amendment also provides that, in the event Mr. Brauser is removed as an officer or employee of ours at any time on or before December 31, 2007, 100% of the option shares that are unexercisable as of the removal date will become fully vested upon such removal. Alternatively, in the event Mr. Brauser resigns as an employee of ours at any time after March 31, 2007 but before December 31, 2007, 50% of the option shares that are unexercisable as of the resignation date will become exercisable upon such resignation.
     Finally, the amendment provides that, upon the termination of Mr. Brauser’s employment with us for any reason, the vested portion of Mr. Brauser’s option shares as of the date of such termination will remain exercisable by Mr. Brauser for one year following such termination.
     The foregoing description of the amendment is qualified in its entirety by reference to the copy of the amendment which is attached as Exhibit 10.1 to this Form 8-K and is incorporated by reference herein.
Approval of Salary Increase for Charles A. Eissa
     On February 15, 2007, our board of directors ratified and approved an increase in annual base salary for Charles A. Eissa, our President and Chief Operating Officer, from $214,200 to $250,000, effective as of April 28, 2006.
Restricted Stock Grants to Officers
     On February 15, 2007, we granted 125,000 restricted shares of common stock to each of Charles A. Eissa, our President and Chief Operating Officer, and Ivan M. Spinner, our Senior Vice President, in accordance with the terms of our 2006 Omnibus Equity Compensation Plan. The shares granted to Messrs. Eissa and Spinner will vest as follows: 50,000 shares on February 15, 2008; 50,000 additional shares on February 15, 2009; 2,083 shares per month on the 15th day of each month thereafter beginning on March 15, 2009 through January 15, 2010; and 2,087 shares on February 15, 2010.
     Investing in our common stock involves risks that are described in the “Risk Factors” section beginning on page 3 of the prospectus.
     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of the prospectus any prospectus supplement. Any representation to the contrary is a criminal offense.
The date of this prospectus supplement is February 16, 2006